<u>Summary Page</u>

2/27/2023 - Schedule A Form SBSE-A:

- Principal addition: Padma Elmgart NFA ID# 0553422

- Principal addition: Lisa K. Polsky NFA ID# 0289945

12/29/2022 - Schedule A Form SBSE-A:

Change of Submission, Contact and Registration contacts:
  - Isabel Pierri-Isabelle replaces Joanne Libreri
  - Robert Luckman replaces Amet Nazifi

10/18/2022 - Schedule A Form SBSE-A:

- Principal addition: Carol Hulit Larson –NFA ID# 0522193

- Principal addition: William Lloyd Hartman NFA ID# 0469907

05/18/2022 - Schedule A Form SBSE-A:

- Principal removal: Jennifer Strybel
- Principal additions: Michael Leonard Privitera CRD# 1899677; NFA#0547870

04/06/2022 - 7R filing and DMPs and summary page

02/28/2022 - Schedule A Form SBSE-A:

- Principal additions: George Wheeler Madison and Melvin Louis

Flowers 12/09/2021 – Schedule A Form SBSE-A:

- Principal additions: Deborah Parker and Alice Davey Schroder
- Spelling correction of Alfred Traboulsi
- Removed Dae Youn Choi's CRD Number

10/29/2021 – HBUS Supplement Form SBSE-A -

- Item 13A: Books and Records
- Item 14: HSBC Bank NA Control.
- Item 15: Capital contributions summary